UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
01988P108

(CUSIP Number)
Thomas E. Kilroy, Esq.
Misys plc
One Kingdom Street
Paddington
London W2 6BL
United Kingdom
44 (0)20 3320 5000
A. Peter Harwich, Esq.
Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020
United States of America
(212) 610-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 11, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON MISYS PLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,505,621

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,505,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,505,621

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON KAPITI LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	01988P108

1	NAME OF REPORTING PERSON ACT SIGMEX LIMITED I.R.S. IDENTIFICATION NO. OF ABOVE PERSON n/a

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,505,621

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

6,505,621

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,505,621

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

INTRODUCTORY STATEMENT
     This Amendment No. 8 (this “Amendment”) amends the Schedule 13D initially filed on October 20, 2008 (the “Original Filing”), as amended by Amendment No. 1 filed on February 11, 2009 (the “First Amendment”), Amendment No. 2 filed on February 26, 2010 (the “Second Amendment”), Amendment No. 3 filed on June 10, 2010 (the “Third Amendment”), Amendment No. 4 filed on July 27, 2010 (the “Fourth Amendment”), Amendment No. 5 filed on August 20, 2010 (the “Fifth Amendment”) and Amendment No. 6 filed on August 25, 2010 (the “Sixth Amendment”) and Amendment No. 7 filed on August 31, 2010 (the “Seventh Amendment”), each relating to the common stock, par value $0.01, of Allscripts Healthcare Solutions, Inc. (formerly known as Allscripts-Misys Healthcare Solutions, Inc.) (the “Company”). Information reported in the Original Filing, as amended or superseded by information contained in the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment or the Seventh Amendment remains in effect except to the extent that it is amended or superseded by information contained in this Amendment.
ITEM 4. PURPOSE OF TRANSACTION
          The disclosure in Item 4 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:
          On November 11, 2010, Kapiti Limited (“Kapiti”) and ACT Sigmex Limited (“ACTS”), wholly owned subsidiaries of Misys plc (“Misys”), sold an aggregate of 12,500,000 shares of Company common stock to the Underwriter (defined below) in connection with an underwritten public offering pursuant to the underwriting agreement, dated November 11, 2010, among the Company, Barclays Capital Inc. (the “Underwriter”), Kapiti and ACTS (the “Underwriting Agreement”), a copy of which is attached as Exhibit 99.21 to this Amendment. Pursuant to the Underwriting Agreement, Kapiti and ACTS have agreed not to sell any shares of Company common stock (subject to certain exceptions) for up to 45 days from the date of the Underwriting Agreement without the prior written consent of the Underwriter.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
          The disclosure in Item 5 of this Schedule 13D is hereby amended and supplemented by adding the following statement after the final paragraph thereof:
          On November 11, 2010, two wholly owned subsidiaries of Misys sold an aggregate of 12,500,000 shares of Company common stock to the Underwriter in connection with an underwritten public offering pursuant to the Underwriting Agreement, a copy of which is attached as Exhibit 99.21 to this Amendment.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
          The disclosure in Item 6 of this Schedule 13D is hereby amended and supplemented as follows:
          Following the closing of the transaction described in Item 5 above, subsidiaries of Misys hold an aggregate of 6,505,621 shares of Company common stock. Kapiti and ACTS have agreed with the Underwriter not to sell any shares of Company common stock for 45 days after the date of the Underwriting Agreement, subject to certain exceptions, without the prior written consent of the Underwriter.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
          Item 7 of the Original Filing is hereby amended to add the following:

Exhibit 99.21	Underwriting Agreement, dated November 11, 2010, among the Company, the Underwriter, Kapiti and ACTS.

SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 12, 2010

MISYS PLC
By:	/s/ Thomas E. Kilroy
	Name:	Thomas E. Kilroy
	Title:	Executive Vice President, General Counsel and Company Secretary

KAPITI LIMITED
By:	/s/ Thomas Edward Timothy Homer
	Name:	Thomas Edward Timothy Homer
	Title:	Authorized signatory

ACT SIGMEX LIMITED
By:	/s/ Thomas Edward Timothy Homer
	Name:	Thomas Edward Timothy Homer
	Title:	Authorized signatory

INDEX OF EXHIBITS

Exhibit No.	Description
99.21	Underwriting Agreement, dated November 11, 2010, among the Company, the Underwriter, Kapiti and ACTS.